Exhibit 99.2

2025 ANNUAL GENERAL MEETING
 OF SHAREHOLDERS
PROQR THERAPEUTICS N.V.
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NOTICE AND AGENDA

ProQR Therapeutics N.V. | Zernikedreef 9 | 2333 CK Leiden | The Netherlands | +31 88 166 7000 | www.proqr.com

Page 2 / 3 2025 Annual General Meeting of Shareholders ProQR Therapeutics N.V. – Notice and Agenda

Notice for the AGM

The 2025 annual general meeting of shareholders of ProQR Therapeutics N.V. (the "Company") will take place on Tuesday June 3, 2025, at 15:30 hours CEST (the “AGM”). The AGM will be held at the offices of Allen Overy Shearman Sterling LLP, Apollolaan 15, 1077 AB in Amsterdam, the Netherlands.

Agenda for the AGM

The agenda for the AGM, as proposed by the Company's Board of Directors (the "Board") is as follows:

1.	Opening of the AGM

2.	Report of the Board for the financial year 2024 (discussion item)

3.	Adoption of the annual accounts, including the appropriation of net result, for the financial year 2024 (voting item)

4.	Release from liability of each member of the Board with respect to the performance of their duties during the financial year 2024 (voting item)

5.	Board Composition

a.	Re-appointment of James Shannon as non-executive member of the Board (voting item)

b.	Re-appointment of Daniel de Boer as executive member of the Board (voting item)

6.	Appointment of KPMG Accountants N.V. as the Company's external auditor for the financial year 2026 (voting item)

7.	Authorization of the Board to issue ordinary shares (voting item)

8.	Authorization of the Board to acquire ordinary shares in the capital of the Company (voting item)

9.	Closing of the AGM

Availability of AGM Materials

Copies of (i) this notice including the agenda for the AGM, (ii) the explanatory notes to the agenda for the AGM, (iii) the annual report of the Company, which includes the annual accounts for the financial year 2024, the report of the Board for the financial year 2024, and related information as required by law, and (iv) a template of the proxy form for registered shareholders (collectively, the "AGM Materials") are available on the Company's website (www.proqr.com) (the "Website") and can be obtained free of charge at the office of the Company (Zernikedreef 9, 2333 CK Leiden). The relevant AGM Materials will also be furnished to the U.S. Securities and Exchange Commission (the "SEC") under cover of a Form 6-K and will be available on the SEC's website (www.sec.gov). The Company will ensure that the relevant AGM Materials are also disseminated and/or made available for inspection, as appropriate, to the shareholders.

Attendance and voting

Only shareholders as of the close of business on May 6, 2025 (the "Record Date") are entitled to attend and/or and vote at the AGM. Each ordinary share outstanding on the Record Date is entitled to one vote on each voting item.

Page 3 / 3 2025 Annual General Meeting of Shareholders ProQR Therapeutics N.V. – Notice and Agenda

The procedure for voting and attendance depends on the way you hold your shares in the Company:

Beneficial Owners: persons who hold their ordinary shares in the capital of the Company through a bank, broker or other nominee (through Cede & Co., as nominee for the Depository Trust Company) are regarded as "Beneficial Owners". This applies to the majority of the Company’s shareholders.

•	Proxy voting: Beneficial Owners who wish to vote by proxy should follow the instructions and use the voting instrument provided by the bank, financial institution, account holder or other financial intermediary through which they hold their beneficial ownership of shares. Beneficial Owners who have any questions in respect of the above procedure are recommended to contact their bank or broker for further information.

•	Attendance: Beneficial Owners who wish to attend the AGM in person must have their financial intermediary or their agent with whom the shares are on deposit issue a written statement to them which confirms their position at the Record Date. These Beneficial Owners must (i) notify the Company of their intention to attend by submitting their name and number of shares beneficially owned through the Company’s e-mail address legal@proqr.com no later than on May 27, 2025, and (ii) submit with their registration a statement confirming their shareholding at the Record Date, as received from their financial intermediary.

Registered Shareholders: shareholders who are not holding their shares through a bank, broker or other nominee and are registered directly with the Company’s transfer agent Equiniti Trust Company, LLC (formerly known as American Stock Transfer & Trust Company, LLC) are regarded as "Registered Shareholders".

•	Proxy voting: Registered Shareholders who wish to vote by proxy may do so by using the template proxy form that has been made available on the Website as part of the AGM Materials.

•	Attendance: Registered Shareholders who wish to attend the AGM in person must notify the Company by submitting their name and number of registered shares through the Company’s e-mail address legal@proqr.com no later than May 27, 2025.

Persons entitled to attend the AGM may be asked for identification prior to being admitted and are therefore asked to carry a valid identity document (such as a passport or identity card).

The Board

May 1, 2025